Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of a major subsidiary of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”). Rory McWilliams’ intention is to sell all of these shares.

Name of director:	Rory McWilliams
Name of subsidiary Company:	MiX Telematics International Proprietary Limited
Transaction date:	27 February 2018
Class of securities:	Ordinary shares
Number of securities	600 000
Price per security:	R2.46
Total value:	R1 476 000.00
Nature of transaction:	Off-market exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

5 March 2018

   Sponsor